MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED MARCH 31, 1998

                         SECURITIES AND EXCHANGE COMMISSION

                                Washington, DC 20549

                                --------------------

                                     FORM 11-K

                                   ANNUAL REPORT
                          Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934

                  For the Plan's fiscal year ended March 31, 1998

                                --------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 MINNTECH CORPORATION
                     PROFIT SHARING AND RETIREMENT PLAN AND TRUST


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Minntech Corporation
              14605 - 28th Avenue North
              Minneapolis, Minnesota 55447

     This Form 11-K consist of 13 pages (including exhibits).

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
INDEX
- --------------------------------------------------------------------------------

                                                                         PAGE
                                                                        NUMBER
FINANCIAL STATEMENTS:

Report of Independent Accountants                                        F-1

Statement of Net Assets Available for Benefits                           F-2

Statement of Changes in Net Assets Available for Benefits,
  with Fund Information                                               F-3 to F-5

Notes to Financial Statements                                         F-6 to F-7


SUPPLEMENTARY SCHEDULES:

      I.  Schedule of Assets Held for Investment
          Purposes at March 31, 1998                                     F-8

     II.  Schedule of Reportable Transactions for the
          Year Ended March 31, 1998                                      F-9

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

EXHIBITS:

Consent of Independent Accountants                                       E-1

                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
  of the Minntech Corporation
  Profit Sharing and Retirement Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits, with fund information, present fairly, in all material respects, the net assets available for benefits of the Minntech Corporation Profit Sharing and Retirement Plan and Trust at March 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Minneapolis, Minnesota
September 25, 1998

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
- --------------------------------------------------------------------------------

                                                              MARCH 31,
                                                  --------------------------------
                                                       1998                1997
Investments (at fair value):
  Fidelity Mutual Funds:
    Magellan Fund                                 $     943,358      $   1,902,379
    Growth and Income Fund                                               1,654,145
    Overseas Fund                                                          438,811
    Intermediate Bond Fund                                                 461,315
    Spartan Money Market Fund                                              690,520
    Janus Worldwide Fund                                954,433
    Hotchkis & Wiley International Fund                 404,904
    Baron Asset Fund                                    972,764
    Brandywine Fund                                   1,094,197
    Vanguard Index TR500 Fund                         1,420,377
    Founders Balanced Fund                              460,794
    Valve Line Aggressive Income Fund                   376,128
    Vanguard GNMA Fund                                      159
    Invesco Stable Value Fund                           573,278
  Securities of participating employer -
   Minntech Corporation Common Stock                    309,716            386,140
                                                  -------------      -------------
      Total investments                               7,510,108          5,533,310

Participant loans                                       352,746            234,147
Contribution Receivable and Cash                        652,981             25,394
                                                  -------------      -------------

Net assets available for benefits                 $   8,515,835      $   5,792,851
                                                  -------------      -------------
                                                  -------------      -------------


                   See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1998
- --------------------------------------------------------------------------------

                                                                     FUND INFORMATION

                      ------------------------------------------------------------------------------------------------------------
                                                                       SPARTAN     MINNTECH               HOTCHKIS &
                                     GROWTH              INTERMEDIATE    MONEY   CORPORATION    JANUS       WILEY
                        MAGELLAN   AND INCOME  OVERSEAS       BOND      MARKET      COMMON    WORLDWIDE  INTERNATIONAL BARON ASSET
                           FUND        FUND      FUND         FUND       FUND       STOCK       FUND          FUND        FUND
Sources of net
 assets:
  Interest/dividend
   income             $   185,665                                                 $ 27,006     $101,791    $ 22,885      $216,574
  Net appreciation
   (depreciation)
   in fair value of
   investments            279,333 $   224,736  $  45,464   $   9,302  $   2,659     31,955       61,072       7,273         6,092
  Employer matching
    contributions           7,497       1,326        507         383        419      1,817        7,604       2,476         5,351
  Employee
   contributions          123,186      16,482      5,378       4,396      5,540     70,294      104,433      86,427       135,409
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------
    Total additions       595,681     242,544     51,349      14,081      8,618    131,072      274,900     119,061       363,426
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------

Applications of net
 assets:
  Benefit payments       (104,688)                                                (159,870)     (38,567)       (356)      (32,728)
  Loans issued            (40,117)                                                  (5,508)     (38,507)     (4,609)      (24,151)
  Loan payments            29,284                                                    3,850       15,129       3,448        11,387
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------
    Total decreases      (115,521)                                                (161,528)     (61,945)     (1,517)      (45,492)
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------

Net increase
 (decrease) prior
 to interfund
 transfers                480,160     242,544     51,349      14,081      8,618    (30,456)     212,955     117,544       317,934
Interfund transfers    (1,439,181) (1,896,689)  (490,160)   (475,396)  (699,138)   (45,968)     741,478     287,360       654,830
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------
  Net increase
   (decrease)            (959,021) (1,654,145)  (438,811)   (461,315)  (690,520)   (76,424)     954,433     404,904       972,764

Net assets
 available
 for benefits:
  Beginning of
   year                 1,902,379   1,654,145    438,811     461,315    690,520    386,140            -           -            -
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------
  End of year         $   943,358 $         -  $       -   $       -  $       -   $309,716     $954,433    $404,904      $972,764
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------
                      ----------- -----------  ---------   ---------  ---------   --------     --------    --------      --------

                   See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1998 (CONTINUED)
- --------------------------------------------------------------------------------

                                                                 FUND INFORMATION
                         ---------------------------------------------------------------------------------------------------------
                                                              VALUE LINE            INVESCO
                                         VANGUARD   FOUNDERS  AGGRESSIVE  VANGUARD   STABLE                CONTRIBUTION
                          BRANDYWINE   INDEX TR500  BALANCED    INCOME      GNMA     VALUE     PARTICIPANT  RECEIVABLE
                             FUND          FUND        FUND       FUND      FUND      FUND        LOANS      AND CASH     TOTAL
Sources of net assets:
  Interest/dividend
   income                $  (123,739)  $  255,930  $  20,202  $  21,090                                                 $  727,404
  Net appreciation
   (depreciation)
   in fair value of
   investments               180,843       33,416     34,342     22,931  $       2  $   26,580                             966,000
  Employer
   profit sharing
   contribution                                                                                              $ 648,826     648,826
  Employer matching
   contribution                8,489        9,232      3,679      2,561          9       3,805                     611      55,766
  Employee
   contributions             151,848      181,065     72,100     33,436        136      49,323                   3,495   1,042,948
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------
    Total additions          217,441      479,643    130,323     80,018        147      79,708                 652,932   3,440,944
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------

Applications of net
 assets:
  Benefit payments           (44,191)     (56,098)    (9,320)   (20,655)              (267,540)  $  (4,242)               (738,255)
  Loans issued               (39,899)     (33,554)   (17,051)   (12,037)               (27,951)    243,384
  Loan payments               21,523       15,372     11,956     11,073         36      16,804    (120,543)        975      20,294
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------
    Total decreases          (62,567)     (74,280)   (14,415)   (21,619)        36    (278,687)    118,599         975    (717,961)
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------

Net increase
 (decrease)
 prior to interfund
 transfers                   154,874      405,363    115,908     58,399        183    (198,978)    118,599     653,907   2,722,984
Interfund transfers          939,323    1,015,014    344,886    317,729        (24)    772,256                 (26,320)
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------
    Net increase
     (decrease)            1,094,197    1,420,377    460,794    376,128        159     573,278     118,599     627,587   2,722,984

Net assets available
 for benefits:
  Beginning of year                -            -          -          -         -           -      234,147      25,394   5,792,851
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------
  End of year            $ 1,094,197   $1,420,377  $ 460,794  $ 376,128  $    159   $ 573,278    $ 352,746   $ 652,981  $8,515,835
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------
                         -----------   ----------  ---------  ---------  --------  -----------   ---------  ----------  ----------

                See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED MARCH 31, 1997
- --------------------------------------------------------------------------------

                                                  FUND INFORMATION
                       ----------------------------------------------------------------------
                                                                        SPARTAN    MINNTECH
                                      GROWTH               INTERMEDIATE  MONEY    CORPORATION              CONTRIBUTION
                        MAGELLAN    AND INCOME   OVERSEAS     BOND       MARKET      COMMON   PARTICIPANT  RECEIVABLE
                          FUND         FUND       FUND        FUND        FUND       STOCK       LOANS       AND CASH    TOTAL
Sources of net
 assets:
  Interest/dividend
   income              $  291,303   $   72,059   $ 25,026   $ 31,828    $ 35,182   $   5,754   $ 17,642                 $  478,794
  Net appreciation
   (depreciation)
   in fair value of
   investments           (115,751)     117,048     20,674    (10,952)               (361,772)                             (350,753)
  Employer matching
   contributions           15,773       12,833      5,251      4,609       5,406       5,721                                49,593
  Employee
   contributions          203,813      177,750     65,480     66,766      67,982      69,537                               651,328
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------
    Total additions       395,138      379,690    116,431     92,251     108,570    (280,760)    17,642                    828,962
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------

Applications of net
 assets:
  Distributions          (160,702)     (72,399)   (12,349)   (93,163)    (86,993)    (47,978)   (26,221)                  (499,805)
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------
    Total decreases      (160,702)     (72,399)   (12,349)   (93,163)    (86,993)    (47,978)   (26,221)                  (499,805)
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------

Net increase
 (decrease) prior
 to interfund
 transfers                234,436      307,291    104,082       (912)     21,577    (328,738)    (8,579)                   329,157
Interfund transfers      (124,169)      94,455     51,603    (13,132)    (14,746)     15,541      5,549    $ (15,101)
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------
    Net increase
     (decrease)           110,267      401,746    155,685    (14,044)      6,831    (313,197)    (3,030)     (15,101)      329,157

Net assets
 available for
 benefits:
  Beginning of
   year                 1,792,112    1,252,399    283,126    475,359     683,689     699,337    237,177       40,495     5,463,694
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------
  End of year          $1,902,379   $1,654,145   $438,811   $461,315    $690,520   $ 386,140   $234,147    $  25,394    $5,792,851
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------
                       ----------   ----------   --------   --------    --------   ---------    -------    ----------   ----------

                See accompanying notes to financial statements.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The Minntech Corporation Profit Sharing and Retirement Plan and Trust (the
     Plan) is fully described in the "Minntech Corporation Profit Sharing and Retirement Plan and Trust" Plan Agreement.

     PARTICIPATION

     The Plan is a defined contribution plan for Minntech Corporation's (the Company) employees. Employees are eligible to participate in the Plan after the employee has completed 1,000 or more hours during 12 consecutive months.

     Certain employees are not eligible if employed under a collective bargaining agreement with a labor union unless that agreement expressly provides for the employee's coverage under the Plan.

     ADMINISTRATION

     DCA is the Plan Administrator. Schwab Institutional is the trustee of the Plan

     CONTRIBUTIONS

     Eligible participants may invest 1% to 10% of their annual compensation, with the Company matching 10% of the first 6% of employee contributions.

     The Company may also make discretionary contributions to the Plan each year based upon the financial performance of the Company. The Company is not required to make a contribution in any Plan year. Discretionary contributions made to the Plan by the Company during each Plan year ended March 31, 1998 and 1997 were $648,826 and $0, respectively.

     Contributions are credited to each qualifying participant's account, based on the proportion of their recognized compensation, as defined, to the total recognized compensation of all qualifying participants. Contributions are fully funded on an annual basis, following the Plan's fiscal year-end.

     DISTRIBUTIONS

     Distributions are made to vested employees after retirement or termination from the Company.

     VESTING

     When employment ends, the participants are vested in all, some or none of their account balance, depending upon various factors, including the participant's age and length of service. Any non-vested portion of the account balance will be forfeited and added to the remaining qualified participants' accounts, in proportion to which a qualified participant's recognized compensation bears to the total recognized compensation of all qualifying participants.

     A qualifying participant vests twenty percent after three years, an additional twenty percent for each of years four, five, six and seven. A participant is fully vested after seven years of service or upon retirement at age sixty-five or upon death or disability.

     The Company may elect to terminate the Plan at any time. In the event the Company elects to terminate the Plan, all participant account balances become fully vested.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

     PARTICIPANT LOANS

     Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser amount of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participants' accounts and bear interest at the prime interest rate. Loans must be repaid over a period of five to ten years.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the plan are prepared on the accrual basis of accounting.

     INVESTMENTS

     Investments are recorded at fair market value, as determined by quoted prices in an active market. Net appreciation of investments reported in the Statement of Changes in Net Assets Available for Benefits includes both realized and unrealized gains and losses.

     ADMINISTRATIVE EXPENSES

     Administrative expenses paid by the Plan for the years ended March 31, 1998 and 1997 were $20,822 and $0, respectively. Administrative expenses for legal, auditing, and administration costs have been fully paid by the Company at its discretion.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated November 30, 1993 that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 31, 1998                                                        SCHEDULE I
- --------------------------------------------------------------------------------

                                                                            CURRENT
 IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENT                      VALUE                 COST
Fidelity Investments     Magellan Fund                                   $    943,358         $     733,084
                         Janus Worldwide Fund                                 954,433               852,492
                         Hotchkis & Wiley International Fund                  404,904               382,051
                         Baron Asset Fund                                     972,764               754,799
                         Brandywine Fund                                    1,094,197             1,220,155
                         Vanguard Index TR500 Fund                          1,420,377             1,162,171
                         Founders Balanced Fund                               460,794               440,569
                         Value Line Aggressive Income Fund                    376,128               354,752
                         Vanguard GNMA Fund                                       159                   160
                         Invesco Stable Value Fund                            573,278               573,278
                                                                         ------------         -------------
                                                                            7,200,392             6,473,511

Minntech Corporation*    Common stock                                         309,716               218,283
                         Brokerage cash account and
                          contribution receivable                             652,981               652,981

Participant loans        Loans receivable from participants                   352,746               260,787
                                                                         ------------         -------------

  Total assets held for
   investment purposes                                                   $  8,515,835         $   7,605,562
                                                                         ------------         -------------
                                                                         ------------         -------------

*    Party in interest.

MINNTECH CORPORATION
PROFIT SHARING AND RETIREMENT PLAN AND TRUST
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MARCH 31, 1998                                            SCHEDULE II
- --------------------------------------------------------------------------------

                                                        PURCHASE         SELLING        COST OF          NET GAIN
DESCRIPTION OF ASSET                                     PRICE            PRICE          ASSETS          OR (LOSS)
Magellan Fund                                          $2,444,541                     $ 2,444,541
Magellan Fund                                                         $ 1,817,932       1,711,457       $   106,475

Growth and Income Fund                                  1,710,183                       1,710,183
Growth and Income Fund                                                  1,896,690       1,710,183           186,507

Overseas Fund                                             443,713                         443,713
Overseas Fund                                                             490,160         443,713            46,447

Intermediate Bond Fund                                    471,620                         471,620
Intermediate Bond Fund                                                    476,791         471,620             5,171

Spartan Money Market Fund                                 700,611                         700,611
Spartan Money Market Fund                                                 700,611         700,611

Minntech Corporation Stock                                632,546                         632,546
Baron Asset Fund                                          826,310                         826,310

Brandywine Fund                                         1,426,628                       1,426,628

Founders Balanced Fund                                    505,856                         505,856

Hotchkis & Wiley International Fund                       416,914                         416,914

Invesco Stable Value Fund                               1,007,902                       1,007,902
Invesco Stable Value Fund                                                 434,625         436,625            (2,000)

Janus Worldwide Fund                                    1,088,499                       1,088,499

Value Line Aggression Fund                                407,411                         407,411

Vanguard Index TR500 Fund                               1,308,865                       1,308,865

                          CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-35368) of Minntech Corporation of our report dated September 25, 1998 appearing in the Annual Report of the Minntech Corporation Profit Sharing and Retirement Plan and Trust which is included in this Annual Report on Form 11-K for the year ended March 31, 1998.



PricewaterhouseCoopers LLP
Minneapolis, Minnesota
September 30, 1998

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Minntech Corporation Profit Sharing and Retirement Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: September 30, 1998               MINNTECH CORPORATION PROFIT SHARING AND
      --------------------             RETIREMENT PLAN AND TRUST



                                       By: /s/ Thomas J. McGoldrick
                                           ------------------------------------
                                           Thomas J. McGoldrick
                                           Member of the Administrative
                                            Committee